FORM 6-K


                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR September 5, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                             FORM  51-102F3

                         MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013

Item 2   Date of Material Change
         -----------------------


         September 4, 2008


Item 3   News Release
         ------------


         Issued September 4, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, CANADA, September 4, 2008 - Dynamotive Energy Systems Corporation ("Dynamotive") (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its second quarter 2008 results.

For the three months ended June 30, 2008, the Company reported a net loss of $2.9 million or $0.01 per share, compared with a net loss of $3.5 million or $0.02 a share for the same period a year earlier. When stock-based compensation is excluded, Dynamotive's Q2 2008 net loss was $2.3 million, compared with $2.8 million during 2007. (All figures are in US dollars.)

The lower loss for the quarter is due mainly to lower business development, research and development expense and an overall reduction in general and administrative expenses, partially offset by increased activity levels in the Company's US and Argentine offices.

During the quarter, Dynamotive continued commissioning of a modular 200-tonnes-per-day intermediate grade BioOil(R) plant in Guelph Ontario and repaired fire damage at the upgraded 130 tpd plant in West Lorne, Ontario.

President and CEO, Andrew Kingston, said: "During the second quarter of 2008 and since quarter end, Dynamotive has completed the repair and start-up of the West Lorne plant and has made related modifications in Guelph. Although the four month delay due to these events occasioned by the thermal incident, has slowed our project development activity, the Company is receiving renewed expressions of interest from these prospects and has an attractive pipeline of advanced opportunities. Sales of BioOil and char to existing customers and prospects for additional product contracts in the next few months are promising. We look forward to increased sales activity through the remainder of this year and to making advances in the US, South American and other project developments."

Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, CANADA, September 4, 2008 - Dynamotive Energy Systems Corporation ("Dynamotive") (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its second quarter 2008 results.

For the three months ended June 30, 2008, the Company reported a net loss of $2.9 million or $0.01 per share, compared with a net loss of $3.5 million or $0.02 a share for the same period a year earlier. When stock-based compensation is excluded, Dynamotive's Q2 2008 net loss was $2.3 million, compared with $2.8 million during 2007. (All figures are in US dollars.)

The lower loss for the quarter is due mainly to lower business development, research and development expense and an overall reduction in general and administrative expenses, partially offset by increased activity levels in the Company's US and Argentine offices.

During the quarter, Dynamotive continued commissioning of a modular 200-tonnes-per-day intermediate grade BioOil(R) plant in Guelph Ontario and repaired fire damage at the upgraded 130 tpd plant in West Lorne, Ontario.

President and CEO, Andrew Kingston, said: "During the second quarter of 2008 and since quarter end, Dynamotive has completed the repair and start-up of the West Lorne plant and has made related modifications in Guelph. Although the four month delay due to these events occasioned by the thermal incident, has slowed our project development activity, the Company is receiving renewed expressions of interest from these prospects and has an attractive pipeline of advanced opportunities. Sales of BioOil and char to existing customers and prospects for additional product contracts in the next few months are promising. We look forward to increased sales activity through the remainder of this year and to making advances in the US, South American and other project developments."

Quarter highlights

-Completed repair work and re-commissioning at West Lorne along with implementation of preventative measures at Guelph.

-Initial post-repair production from the upgraded West Lorne plant in July 2008, with $100,000 of invoiced sales of product and services since re-start-up. Completed additional contracts in US and Argentina to advance project developments.

-Completed additional third party tests on BioOil, BioOil Plus and BioChar.

-Advanced research and development work on a two stage process for the upgrading of BioOil, which the Company believes can be a cost effective path to using BioOil in the production of mobile fuels in conventional refineries.

-The Company is currently working with its investment bankers and has agreed terms in principle for convertible debt financing. Subject to final agreements and market conditions, funding is targeted for September.


Summary Financial results are presented as follows:

                   Unaudited Consolidated Statements of Loss
                         (expressed in U.S. dollars)

                                 Three Months Ended       Six Months Ended
                                      June 30,               June 30,
                                   2008       2007       2008       2007
                                     $          $          $          $
REVENUE
License Revenue                     --         --      500,000        --

----------------------------------------------------------------------------
EXPENSES

Marketing and business          190,543    348,524     509,795     694,752
 development

Research and development        317,223    616,446     548,145   1,510,167

General and administrative    2,209,795  2,576,956   4,662,442   4,670,695
expenses

Depreciation and Amortization    38,256     34,374      75,421      64,580

Interest expense                 48,502      2,606      66,241       2,659

Exchange (gain) loss             98,783     54,322     113,218      37,679
----------------------------------------------------------------------------
                              2,903,102   3,633,228  5,975,262   6,980,532
----------------------------------------------------------------------------
Loss from operations         (2,903,102) (3,633,228)(5,475,262) (6,980,532)

Other income and expenses        (5,661)     36,116     (4,304)    115,350
Gain on reduction in bonus
     and vacation accrual            --          --   1,137,983         --
----------------------------------------------------------------------------
Loss before non-controlling  (2,908,763) (3,597,112) (4,341,583) (6,865,182)
interest
Non-controlling interest             --      94,876          --     123,850
Net Loss for the period      (2,908,763) (3,502,236) (4,341,583) (6,741,332)
============================================================================


Other comprehensive income/(loss)
Foreign currency
   translation adjustment        476,641  2,875,944  (1,493,255)   3,206,822

Comprehensive loss            (2,432,122)  (626,292) (5,834,838)  (3,534,510)


Weighted average number
 of common shares
 outstanding                 209,570,784 185,378,751 208,789,678 181,511,983
============================================================================

Basic and diluted loss
 per common share
Share for operations
 for the period                     0.01        0.02         0.02       0.04
============================================================================




5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------


         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable



Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         September 4, 2008

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                       (signed)     "Andrew Kingston"
                                    -----------------
                                     Andrew Kingston
                                     President & CEO

     DYNAMOTIVE ENERGY SYSTEMS CORPORATION   News Release: September 4, 2008
                     DYNAMOTIVE REPORTS 2nd QUARTER 2008 RESULTS

VANCOUVER, CANADA, September 4, 2008 - Dynamotive Energy Systems Corporation ("Dynamotive") (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its second quarter 2008 results.


For the three months ended June 30, 2008, the Company reported a net loss of $2.9 million or $0.01 per share, compared with a net loss of $3.5 million or $0.02 a share for the same period a year earlier. When stock-based compensation is excluded, Dynamotive's Q2 2008 net loss was $2.3 million, compared with $2.8 million during 2007. (All figures are in US dollars.)

The lower loss for the quarter is due mainly to lower business development, research and development expense and an overall reduction in general and administrative expenses, partially offset by increased activity levels in the Company's US and Argentine offices.

During the quarter, Dynamotive continued commissioning of a modular 200-tonnes-per-day intermediate grade BioOil(R) plant in Guelph Ontario and repaired fire damage at the upgraded 130 tpd plant in West Lorne, Ontario.

President and CEO, Andrew Kingston, said: "During the second quarter of 2008 and since quarter end, Dynamotive has completed the repair and start-up of the West Lorne plant and has made related modifications in Guelph. Although the four month delay due to these events occasioned by the thermal incident, has slowed our project development activity, the Company is receiving renewed expressions of interest from these prospects and has an attractive pipeline of advanced opportunities. Sales of BioOil and char to existing customers and prospects for additional product contracts in the next few months are promising. We look forward to increased sales activity through the remainder of this year and to making advances in the US, South American and other project developments."

Quarter highlights

-Completed repair work and re-commissioning at West Lorne along with implementation of preventative measures at Guelph.

-Initial post-repair production from the upgraded West Lorne plant in July 2008, with $100,000 of invoiced sales of product and services since re-start-up.

-Completed additional contracts in US and Argentina to advance project developments.

-Completed additional third party tests on BioOil, BioOil Plus and BioChar.

-Advanced research and development work on a two stage process for the upgrading of BioOil, which the Company believes can be a cost effective path to using BioOil in the production of mobile fuels in conventional refineries.

-The Company is currently working with its investment bankers and has agreed terms in principle for convertible debt financing. Subject to final agreements and market conditions, funding is targeted for September.


Summary Financial results are presented as follows:

                   Unaudited Consolidated Statements of Loss
                         (expressed in U.S. dollars)

                                 Three Months Ended       Six Months Ended
                                      June 30,               June 30,
                                   2008       2007       2008       2007
                                     $          $          $          $
REVENUE
License Revenue                     --         --      500,000        --

----------------------------------------------------------------------------
EXPENSES

Marketing and business          190,543    348,524     509,795     694,752
 development

Research and development        317,223    616,446     548,145   1,510,167

General and administrative    2,209,795  2,576,956   4,662,442   4,670,695
expenses

Depreciation and Amortization    38,256     34,374      75,421      64,580

Interest expense                 48,502      2,606      66,241       2,659

Exchange (gain) loss             98,783     54,322     113,218      37,679
----------------------------------------------------------------------------
                              2,903,102   3,633,228  5,975,262   6,980,532
----------------------------------------------------------------------------
Loss from operations         (2,903,102) (3,633,228)(5,475,262) (6,980,532)

Other income and expenses        (5,661)     36,116     (4,304)    115,350
Gain on reduction in bonus
     and vacation accrual            --          --   1,137,983         --
----------------------------------------------------------------------------
Loss before non-controlling  (2,908,763) (3,597,112) (4,341,583) (6,865,182)
interest
Non-controlling interest             --      94,876          --     123,850
Net Loss for the period      (2,908,763) (3,502,236) (4,341,583) (6,741,332)
============================================================================


Other comprehensive income/(loss)
Foreign currency
   translation adjustment        476,641  2,875,944  (1,493,255)   3,206,822

Comprehensive loss            (2,432,122)  (626,292) (5,834,838) (3,534,510)


Weighted average number
 of common shares
 outstanding                 209,570,784 185,378,751 208,789,678 181,511,983
============================================================================

Basic and diluted loss
 per common share
Share for operations
 for the period                     0.01        0.02         0.02       0.04
============================================================================


A full copy of the Company's Financial Statements and Corporate Update are available at www.dynamotive.com

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website. www.dynamotive.com

About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil PlusTM are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contact:
Brian Richardson, Chief Financial Officer, 604-267-6004
Switchboard: (604) 267-6000
Toll Free (North America): 1-877-863-2268
Fax: (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.